MEMORANDUM

DATE:	November 21, 2008

TO:	Division of Corporation Finance
United States Securities and Exchange Commission

FROM:	Dril-Quip, Inc.

RE:	Dril-Quip, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Fiscal Year Ended March 31, 2008
Form 10-Q for the Fiscal Year Ended June 30, 2008
Response Letter Dated October 2, 2008

We are responding to comments received from Mr. Karl Hiller, Branch Chief of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) by letter dated October 30, 2008 regarding the Form 10-K for the year ended December 31, 2007 and the Form 10-Qs for the quarters ended March 31, 2008 and June 30, 2008 of Dril-Quip, Inc. (the “Company”). We propose to address the Staff’s comments in this response letter and on an ongoing basis in our future annual and quarterly reports, rather than through the amendment of the Form 10-K and Form 10-Qs.

We respectfully request that the Staff review our responses at its earliest convenience. Please advise us as of any further comments as soon as possible. For your convenience, our responses are prefaced by the Staff’s corresponding comment in bold text.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management’s Discussion and Analysis, page 20

Results of Operations, page 22

1.	We note your response to prior comment 1, concerning the disclosure about your operating performance and prospects for the future in MD&A, indicating that you have nothing more meaningful to disclose, stating “…management does not believe that the mix of products sold or type of services provided by the Company has provided investors with meaningful information regarding the Company’s performance or prospects for the future.” While it is unclear how you came to view investors as unconcerned with specifics about your business of selling products and services, we do not find your argument persuasive. We continue to believe that you should associate your operating results with business events, including transparent disclosure that allows investors to see the business from management’s perspective. We reissue prior comment 1.

Division of Corporate Finance	page 2
November 21, 2008

Response:

As we have previously discussed, the condition of the oil and gas industry is the primary driver of our performance. Management feels that key indicators of the condition of the oil and gas industry, as they relate to our performance, include current oil and gas prices, the level of offshore drilling rig activity and the number of new rigs under construction. In general, increases in oil and gas prices, rig counts and new rig construction result in an increase in demand for our products and services. On pages 12 and 13 of our recent Form 10-Q for the quarterly period ended September 30, 2008, we discussed average, as well as end-of-period, oil and gas prices. We also included operational data related to the types of rigs that are typically the primary end-users of our products (separated by our geographic regions in which we operate) and the number of new rigs under construction. We believe the rig count and the number of rigs currently under construction are valuable pieces of information to our investors since the majority of our standard products require at least six months to construct and customers generally order some of our products during the construction phase of their rigs. We propose to continue to include such disclosures in our reports.

In addition, in future filings, we propose to include a discussion regarding the composition of product sales relative to our product groups, including subsea equipment, surface equipment and offshore rig equipment, which will include a breakdown on a worldwide basis of the composition of sales relative to such products. We also propose to continue to note that management does not view the mix of products sold in any particular period as being necessarily indicative of future results, and that investors should not place undue reliance on such historical information.

In addition, we also propose to include a discussion of directional changes in the pricing and volume of our product sales.

On pages 15 and 16 of our Form 10-Q for the third quarter of 2008, we also included a breakdown of our service revenue by changes in its three components: field installation (technical advisory services), rental of running tools and reconditioning of customer-owned Dril-Quip products. We will continue to provide this type of information in our future filings.

In addition, we will discuss any observable trends in our geographic regions or in the sources of our revenues by geographic region.

Furthermore, it is our intention to segregate revenues and cost of sales related to products and services on the “Statement of Operations Data” table to be included in Item 6 of our 2008 Form 10-K. In addition, we plan to repeat this data in tabular form in Item 7 under the “Results of Operations” heading.

Liquidity and Capital Resources, page 24

2.

We note that you have not complied with prior comment 2, in which we indicated that you should provide a more meaningful analysis of your operating cash flows, which you identify as a principal source of funds,

Division of Corporate Finance	page 3
November 21, 2008

rather than attributing changes to various reconciling items used to compute operating cash flows under the indirect reconciliation method. Please submit a schedule showing details of your operating cash flows based on the categories outlined in paragraphs 22 and 23 of SFAS 95; and explain material fluctuations apparent in that tabulation. We reissue prior comment 2.

Response:

We have reviewed paragraphs 22 and 23 of SFAS 95 and understand the guidance regarding which transactions are classified as “cash flows from operating activities.” Our financial accounting systems are maintained on the accrual basis, not the cash basis, and our statement of cash flows is prepared using the indirect method. Therefore, due to the limitations of our accounting systems, we are not able to provide an accurate schedule showing the direct method for the operating section of the statement of cash flows.

In future filings, we propose to summarize in tabular form our cash flows from operating, investing and financing activities for each period presented. In addition, we propose to include a more comprehensive discussion of reconciling net income to cash flows from operating sources. The discussion will include the more significant changes in working capital items, especially reasons for changes in accounts receivable, inventories and trade accounts payable and accrued expenses.

On page 17 of our Form 10-Q for the third quarter of 2008, we noted that the primary reason for the increase in accounts receivable was due to an increase in unbilled receivables. We explained on page seven that unbilled receivables are amounts recognized as revenue, but not yet billed to the customer. At the end of the third quarter of 2008 we had $46.5 million in unbilled receivables due to an increase in the number of projects. We also noted that inventory was higher due to our increased backlog. We noted on page 13 that backlog is an underlying driver in our business. We also included a breakdown of capital expenditures by category and stated that most of such expenditures were due to our ongoing manufacturing capacity expansion plan. We further noted our payments on debt, our stock repurchase plan results and our line of credit and state that no amounts have been used on this line of credit. Based upon FRC 501.13.b, we propose in future filings to include discussions of the fluctuation in trade accounts payable and accrued expenses. In future filings, we propose to include all of this discussion under the Liquidity and Capital Resources portion of MD&A.

There have been no changes in our credit policies or payable payment terms and we, therefore, did not discuss this in our third quarter Form 10-Q. If there are such changes in the future, we will discuss them. Likewise, we noted that we believe that funds generated from operations and our line of credit are sufficient to meet our needs for the remainder of 2008.

Division of Corporate Finance	page 4
November 21, 2008

Financial Statements

Statement of Income, page 33

3.	We note your response to prior comment 3, explaining that you are unable to allocate manufacturing overhead, freight and other cost of sales between products and services; and that you do not believe separate presentation of revenues and cost of your products and services would be meaningful. We expect that you utilize information about the direct costs of your products and services in negotiating sales contracts, and that you have accounting systems in place that would provide the information required to devise a reasonable allocation methodology. Since your revenues from services exceeded 10% of total revenues in each of the last three years, you should comply with Rule 5-03(b) of regulation S-X. We do not see non-allocation as an appropriate rational for non-compliance in this area.

Response:

In future filings, we propose to segregate on the face of our Statement of Income the revenues and cost of sales related to products and services as required by Rule 5-03(b) of Regulation S-X. We will devise a reasonable methodology to allocate our under- and over-applied manufacturing overhead, freight and other cost of sales between products and services.

Note 2—Significant Accounting Policies, page 37

Revenue Recognition, page 39

4.	We note that you have not complied with prior comment 4, asking that you submit details about revenues associated with your sales or products to customers who also agree to compensate you for installation or rental services. Please provide the information requested including the details outlined in the four bullet points; and demonstrate how products sold to customers who also contract for services related to the product sold satisfy the condition in paragraph 9(a) of EITF 00-21 and IRQ 3 to SAB Topic 13.A.3.c, particularly given your response to prior comment 1, stating “…our products are highly customizable based on the customer’s requirements and needs.” We suggest that you contact us by telephone if you require further guidance on how to appropriately summarize this information for review. We reissue prior comment 4.

Division of Corporate Finance	page 5
November 21, 2008

Response:

We address each of the Staff’s four bullet points from its prior comment below:

•

With respect to the first bullet point regarding types of products sold, we refer to pages four through six of our Form 10-K filed on February 29, 2008 for complete descriptions of the products we sell. Our top five products consist of casing connectors and pipe, subsea wellheads, drilling risers, platform wellheads, and subsea control systems and represent over 81% of our total product revenue. Four of our five top selling products (representing 43% of our product sales) require our running tools which we sell or rent to be used in the installation of our product.

•

With respect to the second bullet point regarding the nature of any installation or rental services performed in connection with delivery of our products, we reiterate that we do not install the products we sell to any of our customers. Some of our customers request us to provide technical advisory services or rent running tools for the installation of our products. At the time of shipment of our standard inventory products, we are not contractually obligated to perform these technical advisory installation services or to rent our running tools. Due to the nature and complexity of the offshore oil and gas industry and the length of time required for an oil rig to be fully deployed, our products are not generally installed immediately upon purchase. Our customers typically store the products until needed. The time span between the delivery of our product and the field installation can be several months or up to a year or more, and in any event is not typically known by us at the time of delivery.

•

In the third and fourth bullet points of its prior comments, the Staff requested us to provide details regarding (1) amounts to be earned from technical advisory services and/or rental of running tools in periods subsequent to delivery of our products, and (2) the dates over which these services would be rendered. We generally do not know at the time of delivery of our products when the customer plans to install our products or whether the customer intends to request us to provide technical advisory services or rental of running tools for their installation of said products. In many instances, we are not informed whether the product is ever installed. In addition, the customer is under no obligation to report to us when any of our products are installed. Accordingly, we cannot provide any information with respect to amounts to be earned for performance of services that are tied to the sale of a particular product, and we likewise cannot provide any information on when installation would occur for each delivered product.

In our response to the Staff dated October 2, 2008, we discussed the nature of our product revenues as being either produced from our standard manufacturing operations and reported as a sale upon delivery, or when such revenues were recognized using the percentage-of-completion method. In connection with revenue recognized upon delivery, the Staff has requested further explanations as to the separation criteria discussed in EITF Issue 00-21 and SAB Topic 13.A.3 in connection with sales of products to customers who “also agreed to compensate [us]” for installation or rental services.

Division of Corporate Finance	page 6
November 21, 2008

EITF 00-21, paragraph 9, states that, in an arrangement with multiple deliverables, the delivered item should be considered a separate unit of accounting if all of the following criteria are met:

•	The delivered item has value to the customer on a standalone basis.

Response: Per EITF 00-21, an item is considered to have standalone value if it is sold separately by any vendor, or if the customer could resell the delivered item on a standalone basis. We believe a customer typically could resell our delivered product prior to installation at an amount that would substantially recover its original fair value in order to meet the standalone value criterion.

•	There is objective and reliable evidence of fair value of the undelivered item(s), specifically the technical installation advisory services and the rental of the running tool.

Response: EITF 00-21 states that the best evidence of fair value is the price of a deliverable when it is regularly sold on a standalone basis. Such fair value evidence often consists of entity-specific or vendor-specific objective evidence of fair value. Our customer contracts for technical advisory services and rental of running tools are negotiated independent of our products, and each contract is negotiated, priced and sold separately on a time and material basis, typically based on a daily rate.

•

If the arrangement includes a general right of return relative to the delivered product, or delivery or performance of the undelivered technical advisory service or rental of the running tool is considered probable and substantially in the control of the vendor.

Response: Our sales orders do not contain provisions for the right of return of the product, the forfeiture of any fee associated with the delivered product, or the refund of product revenues if the technical advisory services or the rental of the running tool is not performed or delivered. We have a long history of providing technical advisory services and renting running tools upon request and at a satisfactory fee. Historically, we have not been required to maintain a reserve for sales returns or allowances.

SAB Topic 13.A.3 discusses whether the performance of the technical advisory services or the rental of the running tool is considered essential to the functionality of the delivered product. Examples of indicators that the installation of a product is essential to its functionality include:

•	The installation involves significant changes to the features or capabilities of the equipment or building complex interfaces or connection.

Response: Our products are complete and contain all features and capabilities at the time of delivery, and certain of our product sales contain acceptance provisions which are obtained prior to delivery. At the time of delivery, we are not obligated to perform any subsequent services relating to installation.

Division of Corporate Finance	page 7
November 21, 2008

•	The installation services are unavailable from other vendors.

Response: As previously mentioned, subsequent to the delivery of our products, we may be requested to perform technical advisory services or rent our running tools. In connection with our technical advisory services, we emphasize that the Company does not ever install any of our products but is available on an as-requested basis to provide technical assistance in the installation. The request for technical advisory services is negotiated separately from the purchase order of the product. In addition, our customers are not required to utilize our personnel to provide technical advisory services in the installation of the product. Our customers may elect to use their own personnel or a third-party vendor to install the product.

In connection with the rental of running tools, some of our products require the use of our manufactured running tools for use in installing these products. The customer may either purchase the running tools or rent the running tools from us. Some of our major customers currently own these tools and install the products without technical assistance or any involvement from us. Since our running tools have been purchased by certain of our customers, such tools are available from others outside the Company. Not all of our products require running or installation tools.

In addition, examples of indicators that installation of a product is not essential to its functionality include:

•	The equipment is a standard product.

Response: Products produced from our standard manufacturing operations are not highly customized and are therefore considered to be standard inventory products. Installation does not significantly alter the equipment’s capabilities.

Our standard inventory products contain all features and capabilities at the time of delivery, and the optional request of technical advisory services does not alter the delivered product’s capabilities.

•	Other companies are available to perform the installation.

Response: As noted earlier, our customers are not required to utilize our personnel to provide technical advisory services in the installation of our products. Our customers may elect to install the product themselves or to hire a third-party vendor to perform the installation. Customers that choose to install our products themselves may purchase our running tools for such installation. Some of our major customers currently own these tools and install our products without any technical assistance or involvement from us.

In connection with the delivery of our product, we have a legally enforceable claim not subject to refund, forfeiture or concession if the technical advisory services or rental of running tool is not

Division of Corporate Finance	page 8
November 21, 2008

performed or delivered. Title transfers to the customer at the time of delivery and risk of loss also is transferred at that time. Once title is transferred, the Company has no control over when the customer will choose to install the equipment, if the customer will buy or rent our running tools and if the customer will use our technical advisory services. Also, the customer is under no obligation to report to the Company when any of our products are actually installed.

Based on the matters discussed above, we believe that the installation of our products is not essential to their functionality and, therefore, under EITF 00-21 and IRQ 3 to SAB Topic 13.A.3, revenue from product sales are appropriately recognized.

ONE SHELL PLAZA 910 LOUISIANA HOUSTON, TEXAS 77002-4995	AUSTIN BEIJING DALLAS DUBAI HONG KONG HOUSTON LONDON MOSCOW NEW YORK PALO ALTO RIYADH WASHINGTON
TEL +1 713.229.1234 FAX +1 713.229.1522 www.bakerbotts.com

November 21, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Ms. Joanna Lam

Re:	Dril-Quip, Inc.’s Response to SEC Staff Comments sent by letter dated October 30, 2008

Ladies and Gentlemen:

On behalf of Dril-Quip, Inc. (the “Company”), we transmit herewith for electronic filing via the EDGAR system a memorandum of the Company responding to the comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), by a letter dated October 30, 2008, regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, filed February 29, 2008, Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, filed May 9, 2008, Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, filed August 7, 2008, and Response letter dated October 2, 2008.

The Company’s responses to the Staff’s comments are included in the memorandum enclosed herewith submitted on behalf of the Company. Also transmitted herewith is the acknowledgment requested in the Staff’s closing comments.

Please telephone Gerald M. Spedale (713.229.1734) or the undersigned (713.229.1558) of the firm Baker Botts L.L.P., counsel to the Company, with any questions or comments you may have regarding the enclosed.

Very truly yours,

BAKER BOTTS L.L.P.

By:	/s/ Jason A. Rocha
Jason A. Rocha

November 21, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Ms. Joanna Lam

Re:	Acknowledgments Related to Dril-Quip Inc.’s Response to the Staff’s Comment Letter dated October 30, 2008

Ladies and Gentlemen:

In response to the comments of the Staff of the Division of Corporation Finance contained in the letter dated October 30, 2008 from Karl Hiller, Branch Chief, with respect to the Annual Report on Form 10-K for the year ended December 31, 2007, filed February 29, 2008, Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, filed May 9, 2008, Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, filed August 7, 2008, and Response letter dated October 2, 2008 of Dril-Quip, Inc. (the “Company”), the Company hereby acknowledges in connection with its response to the Staff’s comments that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DRIL-QUIP, INC.

By:	/s/ Jerry M. Brooks
Jerry M. Brooks
Chief Financial Officer